VIA EDGAR AND OVERNIGHT COURIER

September 20, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Mr. Andrew D. Mew

Re:	athenahealth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 11, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed July 19, 2013
Form 8-K Item 8.01
Filed July 12, 2013
Form 8-K/A Item 9.01
Filed July 26, 2013
File No. 001-33689
Ladies and Gentlemen:
This letter is being furnished by athenahealth, Inc. (“athenahealth”, “we”, “us”, or “our”) in response to comments contained in the letter dated September 10, 2013, from Andrew D. Mew of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Timothy M. Adams, our Chief Financial Officer, with respect to (i) our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, that was filed with the Commission on February 11, 2013, (ii) our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, that was filed with the Commission on July 19, 2013, (iii) our Current Report on Form 8-K, that was filed with the Commission on July 12, 2013, and (iv) our Current Report on Form 8-K/A, that was filed with the Commission on July 26, 2013. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.
Form 10-Q for the Quarterly Period Ended June 30, 2013
Note 2, Acquisitions, page 5

1.	Please tell us and disclose in future filings where you have classified expenses related to tenant revenue.
RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the expenses related to third party tenant revenue are allocated to direct operating expense. We will disclose this classification of expenses related to tenant revenue in future filings. The amount of direct operating expense included in the period ended June 30, 2013, associated with the third party tenant revenue was $2.3 million.

2.
We note goodwill was 62% of the purchase price in the Epocrates Transaction. In that regard, please explain to us and disclose how you determined the purchase price allocations, including the details of your valuation methodologies and key assumptions used in determining the fair values of the various assets acquired and liabilities assumed. Specifically address each identifiable intangible asset recognized. Please provide the basis for the assumptions and valuation methodologies used. Tell us whether recent sales of similar types of transactions were used to value or justify any internal derived valuation or whether you engaged the services of an independent valuation firm to assist with the valuations.

athenahealth, Inc. 311 Arsenal Street, Watertown, MA 02472 www.athenahealth.com

United States Securities and Exchange Commission
September 20, 2013

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we are currently in the process of finalizing our purchase price allocation, including validating our key assumptions used in estimating the fair value of the assets acquired and liabilities assumed and finalizing certain tax returns, as well as creating a new reporting unit and establishing a revised CODM package as a result of this transaction.
In determining the purchase price allocation, we used judgments and estimates to calculate the fair value of assets acquired and liabilities assumed as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the acquisition date.
Basic Assumptions
We assumed the market participants for this type of transaction would be medical information technology and information content providers, as these companies represent potential strategic buyers that have complementary lines of business to Epocrates and would reasonably seek to integrate Epocrates into their respective businesses. Epocrates operates in the health care information technology segment of the broader health care services industry. The industry is characterized by constantly emerging technologies that tend to drive revenue growth and impact profits.
We assumed that the highest and best use for the assets acquired is achieved by applying an in-use valuation based on;

•	the qualitative characteristics of the assets acquired;

•	observations from past transactions within this industry regarding the use of subject assets subsequent to the acquisition;

•	press and internal information regarding the likely use of subject assets of Epocrates by potential acquirers; and

•	management and potential deal rationale and likely use of assets by hypothetical acquirers.
The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Accounts receivable	$23,144
Other current and long-term assets	3,833
Property, equipment and capitalized software costs	4,168
Purchased intangible assets	139,900
Current liabilities	(11,054)
Deferred tax liabilities, net	(39,811)
Deferred revenue	(29,400)
Other long-term liabilities	(1,259)
Total identifiable net assets	$89,521
Goodwill	148,093
$237,614
The following table sets forth our preliminary components of the identifiable intangible assets acquired by asset class and their valuation approach:

	Fair Value	Fair Value Methodology
Physician network	$104,500	Income approach (multi-period excess earnings model)
Drug information content	10,000	Cost approach (replacement cost method)
Trade name	11,500	Income approach (relief from royalty)
Customer backlog	2,900	Income approach (multi-period excess earnings model)
Developed technology	6,500	Cost approach (replacement cost method)
Epocrates non-compete agreement	4,500	Income approach (with and without method)
Total intangible assets subject to amortization	$139,900

athenahealth, Inc. 311 Arsenal Street, Watertown, MA 02472 www.athenahealth.com

United States Securities and Exchange Commission
September 20, 2013

Physician Network
As of the acquisition date, Epocrates had an active physician network of over one million health care professionals, which includes approximately 330,000 physicians as well as registered nurses, medical students, and other practitioners. Epocrates directly and indirectly generates all of its revenue through this network by way of sales to third parties who wish to engage and provide relevant content to the users in the network, and through sales of content subscriptions to these users. We believe a market participant would ascribe value to this asset based on the underlying relationships with current Epocrates customers, which are primarily pharmaceuticals companies, as well as the potential for internal costs savings associated with the avoidance of future lead generation / marketing spend to target this acquired physician network.
The physician network is being valued using the excess earnings methodology, a variation of the income approach, as this intangible asset was deemed a primary cash generating asset of Epocrates. The excess earnings methodology makes assumptions regarding what portion of a company’s earnings are attributable to a specific asset. This is done through revenue attribution and contributory asset charges. The principle behind the multi-period excess earnings method is the value of the intangible asset is equal to the present value of the after-tax cash flows attributable to the intangible asset only.
We anticipate that we will allocate the acquired physician network between a newly created Epocrates reporting unit and a newly-modified athenahealth reporting unit once purchase accounting and the modification of our reporting units are finalized. The value of the physician network attributable to the Epocrates segment will represent the fair values of the underlying relationships and agreements with Epocrates customers. The value of the physician network attributable to the athenahealth segment will represent the fair values of the cost savings associated with future lead generation / marketing spend avoided by the athenahealth segment in targeting the acquired physician network.
The steps followed in our analysis of the physician network for the new Epocrates reporting unit are described below:

•
The revenue attributable to existing physician network was estimated by applying a customer retention factor to the projected revenue of the total Epocrates business. Management projected that the physician network retention rate would be approximately 90% per year based on historical net attrition for Epocrates prior to the acquisition and management’s knowledge of the industry including total number of physicians actively practicing in the United States. The overall earnings before interest and taxes (“EBIT”) margins of the business, adjusted for research and development (“R&D”) expenses attributable to maintaining the existing information content and platform technology utilized by the physician network were applied to the revenue attributable to the existing physician network.

•
The resulting after tax income was reduced by contributory asset charges to reflect the use of other assets to sustain the subject asset. Charges for the use of contributory assets represent the required return on the other assets employed to generate future income. Contributory asset charges were taken for the following assets:

▪	Working Capital;

▪	Fixed Assets;

▪	Assembled and trained workforce;

▪	Content;

▪	Technology;

▪	Trade name; and

▪	Non-compete agreement.

•	The resulting cash flow represented the cash flow stream solely attributable to the physician network.

•	We applied a 40% blended U.S. federal and state tax rate, considering the US-based operations of Epocrates. We used this tax rate for the other intangible assets, where appropriate.

•
Our selected discount rate was based on a consideration of our calculation of the internal rate of return (“IRR”), weighted-average cost of capital (“WACC”), and weighted average return on assets, as well as the nature of the physician network. In determining the discount rate, we primarily considered factors such as the forecast, the risk-free rate of return, the market cost of debt, expected equity premiums, the volatility of each business relative to the overall market, and size premium adjustments. The discount rate used was 10%.

•
We applied a tax amortization benefit to represent the value a potential purchaser of the asset would be willing to pay to obtain the potential future tax deduction from the amortization of the asset. We assumed a 40% tax rate and 15-year amortization period.

The steps followed in our analysis of the physician network for the athenahealth reporting unit are described below:

athenahealth, Inc. 311 Arsenal Street, Watertown, MA 02472 www.athenahealth.com

United States Securities and Exchange Commission
September 20, 2013

•
We developed a forecast of marketing and commissions savings attributable to the existing physicians network which would accrue benefit to the athenahealth reporting unit. These savings were derived from expenses a market participant would expect to avoid due to having this acquired physician network to cross sell their health care services and products. We assumed any market participant would be able to realize the projected marketing and commissions savings by acquiring the physician network asset.

•	We utilized similar assumptions related to the physician network retention rate, discount rate, and tax amortization as discussed above.
Drug Information Content
Drug information content represents the fair value of the cost to replace the drug information and interaction content which is accessed by the physician network in their use of the Epocrates application. Epocrates information content relates to the proprietary data consolidation process that amalgamates drug interaction data. The information content provides health care professionals with key drug data at the point of care. The content includes data such as dosing, drug interaction, pricing, and insurance coverage for thousands of brands (generic and over-the-counter drugs). The information content was valued using the cost method (replacement cost method), a variation on the cost approach. The valuation included estimates of the current cost to replace the asset with an asset of nearest equivalent utility using fully-burdened salaries for onshore and offshore labor and licensing costs. Economic, technological, and functional obsolescence was considered.
Trade Name
As part of the transaction, athenahealth acquired the rights to the Epocrates trade name. The trade name is well known in the marketplace and athenahealth plans to leverage the Epocrates trade name for a portion of time. The Epocrates trade name was valued using the relief from royalty method under the income approach. The relief from royalty methodology values the asset based on the assumed royalty rate the business would pay to achieve the revenues associated with that asset. The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax royalty savings attributable to owning the intangible asset. Our selected discount rate was based on a consideration of our calculation of IRR, WACC, and weighted-average return on assets, as well as the nature of the trade name asset. We also applied a tax amortization benefit.
Customer Backlog
Customer backlog represents the estimated fair value of existing contractual backlog orders as of the acquisition date. Epocrates’ backlog was valued using the multi-period excess-earnings method, a form of the income approach. The multi-period excess-earnings methodology makes assumptions regarding what portion of a company’s earnings are attributable to a specific asset. This is done through revenue attribution and contributory asset charges. Our selected discount rate was based on a consideration of our calculation of IRR, WACC, and weighted-average return on assets, as well as the nature of the trade name asset. We also applied a tax amortization benefit.
Developed Technology
Developed technology represents the estimated fair value of Epocrates’ internally developed software, referred to as mobile device platform technology. The platform technology was valued using the cost method (replacement cost method), a variation on the cost approach. The valuation included estimates of the current cost to replace the asset with an asset of nearest equivalent utility using fully-burdened salaries for onshore and offshore labor. Economic, technological, and functional obsolescence was considered.
Epocrates Non-Compete Agreement
Epocrates non-compete agreement represents the estimated fair value of the contract between athenahealth and a former member of Epocrates management. Covenants not to compete allow a business enterprise to operate without competition from specified parties for a specified period of time. Without such agreements in place, a business enterprise may suffer economic loss. If negotiated as part of a transaction, covenants not to compete may provide the acquiring business a competitive advantage. As these covenants are contracts, they generally meet the contractual recognition criteria.
The Epocrates non-compete agreement was valued using the “with and without method”, a variation of the income approach. This method looks at the cash flows of the business, with and without the non-compete agreement in place. The value of the covenant is the difference between the discounted cash flows of the business under each of these two alternative scenarios (with competition and without competition), considering both tax expenditure and tax amortization benefits.

athenahealth, Inc. 311 Arsenal Street, Watertown, MA 02472 www.athenahealth.com

United States Securities and Exchange Commission
September 20, 2013

Residual Goodwill Value
The resulting goodwill is recorded as the difference between the aggregate consideration paid for this acquisition and the fair value of the identifiable assets acquired and liabilities assumed. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating Epocrates’ mobile device platform with a market participant in the healthcare industry. We anticipate that goodwill will be allocated between the newly created Epocrates reporting unit and the newly revised athenahealth reporting unit based on the expected incremental benefits to be realized by the respective reporting unit.
Valuation
We respectfully submit that we engaged the services of an independent valuation firm of PricewaterhouseCoopers, LLP, to assist in our valuations in accordance with Accounting Standards Codification 805, Business Combinations. We do not attribute the estimated results to such third parties.
We anticipate that the finalization of the purchase price allocation, the creation a new reporting unit and establishment of a revised CODM package as a result of this transaction will be finalized no later than December 31, 2013.
Form 8-K filed July 12, 2013

3.
We note the agreement you entered into with Clinical Holdings Corporation pursuant to which they will deploy your services to over 4,000 providers and make these services available to their affiliates. This agreement would appear to represent a material increase in the number of providers using your services. Please tell us more about the nature of the agreement, its terms and conditions and its significance to your operations. To the extent the agreement is material please file it as an exhibit. Please refer to Item 601(b) of Regulation S-K.

RESPONSE: We respectfully inform the Staff that the agreement entered into with Clinical Holdings Corporation (the “Agreement”) is a master services agreement pursuant to which we will provide our cloud-based services to medical providers. The nature of the Agreement is similar to our agreements with other clients. In general, we enter into master services agreements with our clients to establish standard terms and conditions, such as: the services to be provided; service fees; the term of the agreement; termination rights; and terms and conditions relating access and use of our services, treatment of confidential information, usage and ownership of intellectual property, compliance with laws, warranties and limitations, minimum service-level commitments, and other general terms and conditions.
The Agreement governs the addition and implementation of all physician practices owned by Ascension Health and its affiliates. The Agreement includes the purchase of our athenaCollector®, athenaCommunicator®, and athenaClaritySM services. Medical providers will also have the option to use our athenaClinicals® service. Clinical Holdings Corporation has committed to using commercially reasonable efforts to roll out our athenaCollector, athenaCommunicator, and athenaClarity services to the physician practices owned by Ascension Health and its affiliates. We estimate that the physician practices owned by Ascension Health and its affiliates represent over 4,000 providers as of June 30, 2013.
We respectfully submit that the Agreement does not constitute a material contract under Item 601(b)(10) of Regulation S-K. In reaching this conclusion, we determined that the Agreement was made in the ordinary course of business and does not meet any of the categories set forth in Item 601(b)(10)(ii) or (iii) of Regulation S-K.
We are in the business of providing services to medical providers. We routinely enter into contracts with clients of a similar nature to the Agreement. The Agreement is the sort that ordinarily accompanies the kind of business conducted by athenahealth, and therefore, should be deemed to be made in the ordinary course of business.
In addition, the Agreement does not fall within any of the categories of agreements set forth in Item 601(b)(10)(ii) or (iii) of Regulation S-K that would require detailed disclosure and filing of a contract that is otherwise made in the ordinary course of business. In particular, we determined that our business is not substantially dependent upon the Agreement as described in Item 601(b)(10)(ii)(B) of Regulation S-K. While the Agreement provides that Clinical Holdings Corporation will use commercially reasonable efforts to roll out our services to its 4,000 providers, our larger clients can be more complex and take longer to go live, particularly if the client has a phased implementation approach. Therefore, we do not expect all of the providers to be live and using our services in the near term. Additionally, even if all of 4,000 providers were live on our services as of June 30, 2013, they would only represent approximately 8% of the providers live on our athenaCollector service. Accordingly, we do not believe that our business is “substantially dependent” on the Agreement.

athenahealth, Inc. 311 Arsenal Street, Watertown, MA 02472 www.athenahealth.com

United States Securities and Exchange Commission
September 20, 2013

Form 8-K filed July 12, 2013

4.
We note the filing in regards to the May 10, 2013 acquisition of the real estate commonly known as the Arsenal on the Charles included an audited Statement of Revenues and Expenses for the year ended December 31, 2012, an unaudited Statement of Revenues and Expenses for the period ended March 31, 2013 and pro formas. Please explain the extent you considered including statements of estimated taxable operating results and cash to be made available by operations as set forth in Regulation S-X Item 3-14(a)(2).

RESPONSE: We respectfully inform the Staff that we considered the statements of estimated taxable operating results and cash to be made available by operations as set forth in Regulation S-X Item 3-14(a)(2) to not be meaningful information to the readers based on the fact that the future operations and cash flow impact from this transaction is not expected to be material to the consolidated operations of athenahealth. In making this determination, we considered, among other factors, the intended use of the property and the ongoing impact to our financial statements resulting from the acquisition of the property. The purpose of the Arsenal acquisition was not to provide operating cash flows to athenahealth, but to acquire ample office space for our corporate headquarters given our growth prospects. We were the largest tenant prior to the acquisition and our intention in buying this property is to use this facility as our corporate offices and increase our occupancy up to approximately 85% over the next ten years; therefore, decreasing any income from operations from third parties. The total revenues and cash flows generated from the Arsenal property represent less than five percent of our combined operations. We respectfully advise the Staff that, given the immaterial nature of the ongoing financial impact of the property on our operations, we determined that the pro forma impact of the income tax expense related to the property was sufficient to provide the readers of the financial statements with useful information.
The following is additional information provided in respect of Rule 3-14 of Regulation S-X and represents an estimate of the taxable operating results and cash to be made available by operations of athenahealth based upon the pro forma condensed combined statement of operations for the year ended December 31, 2012. This additional information was filed concurrently with this response on Form 8-K/A Amendment No. 2. These estimated results do not purport to represent results of operations in the future and were prepared based on the assumptions outlined in the pro forma condensed combined statement of operations, which should be read in conjunction with this statement.

2012 Reconciliation between GAAP Net Income and Taxable Income (Loss)

Pro Forma
Net income	918
Net book depreciation and amortization in excess of tax depreciation	(1,906)
Book income not recognized for tax	18,634
Book expense not deducted for tax	(16,190)
Tax income not recognized for book	6,222

Estimated taxable income	7,678
Adjustments:
Depreciation and amortization	52,012
Stock-based compensation	37,341
Net tax stock-based compensation in excess of book	13,513
Net tax depreciation and amortization in excess of book	1,906

Estimated cash to be made available from operations	112,450

athenahealth, Inc. 311 Arsenal Street, Watertown, MA 02472 www.athenahealth.com

United States Securities and Exchange Commission
September 20, 2013

*    *    *
We acknowledge that:

•	athenahealth is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	athenahealth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone the undersigned at (617) 402-1990

Sincerely,

/s/ Timothy M. Adams
Timothy M. Adams
Senior Vice President and Chief Financial Officer

cc:	Daniel H. Orenstein, Esq. (athenahealth, Inc.)
Lawrence S. Wittenberg, Esq. (Goodwin Procter LLP)
Michael H. Bison (Goodwin Procter LLP)

athenahealth, Inc. 311 Arsenal Street, Watertown, MA 02472 www.athenahealth.com